FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

22 May 2017 07:00 BST

ASTRAZENECA ENTERS AGREEMENT
WITH RECORDATI FOR SELOKEN IN EUROPE

Agreement expands the commercial potential of Seloken in European markets

AstraZeneca to receive upfront payment, plus ongoing income for established heart medicines

AstraZeneca announced today that it has entered into an agreement with Recordati S.p.A (Recordati) for the commercial rights to Seloken/Seloken ZOK (metoprolol tartrate and metoprolol succinate respectively) and associated Logimax fixed-dose combination (metoprolol succinate and felodipine) treatments in Europe. Metoprolol succinate is a beta-blocker for the control of hypertension, angina and heart failure.

Recordati will pay AstraZeneca $300 million upon completion of the agreement. AstraZeneca will also receive sales-related income through tiered royalties, initially at a double-digit percentage of sales. AstraZeneca will manufacture and supply the medicines to Recordati under a supply agreement.

Mark Mallon, Executive Vice President, Global Product & Portfolio Strategy at AstraZeneca, said: "This agreement allows us to concentrate our resources on bringing multiple new medicines to patients. Recordati's expertise in cardiovascular disease and established European salesforce will help to expand the commercial potential of the Seloken brands, which are mature medicines for the new AstraZeneca."

Financial considerations
In 2016, Product Sales for the Seloken brands and Logimax were $110 million in Europe. AstraZeneca will continue to commercialise the medicines in all other markets, where it holds the rights. The transaction is expected to complete in the second quarter of 2017, subject to customary closing conditions and regulatory clearances. Based on the level of ongoing interest AstraZeneca will retain in the brands in Europe, the $300 million upfront and tiered royalties will be reported as Other Operating Income in the Company's financial statements. The agreement does not impact the Company's financial guidance for 2017.

About Seloken
Seloken (metoprolol) is indicated for the control of a range of conditions including hypertension, angina pectoris, disturbances of cardiac rhythm, maintenance treatment after myocardial infarction and functional heart disorders with palpitations. It is available in European markets under brand names including Seloken, Seloken ZOK (extended release), Selo-Sok and Betaloc ZOK. Logimax is the fixed-dose combination of metoprolol succinate with felodipine. It is indicated for the control of hypertension.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AstraZeneca PLC

Date: 22 May 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary